Womp, LLC.

Balance Sheet

At December 31, 2019
(in Dollars)

	2019
Cash	$ 27,461
Total Long-term Assets	77,552
Total Assets	**$ 105,012**
Sales Tax Payable	$ 14,143
Partner Loan	30,000
Total Liabilities	**$ 44,143**
Owner Investment	$ 27,026
Partner Investment	476,007
Retainined Earnings	(442,164)
Total Equity	**$ 60,869**
Total Liabilities & Equity	**$ 105,012**

Womp, LLC.

Income Statement

Monthly for the Year Ended 2019
(in Dollars)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY2019
Sales	$ 11,521	$ 45,621	$ 15,534	$ 4,917	$ 6,511	$ 11,162	$ 3,138	$ 6,082	$ 4,628	$ 16,093	$ 4,890	$ 7,576	$ 137,673
Design Income	2,027	(175)	-	5,050	-	-	(24)	373	700	1,007	(22)	75	9,010
Print Service	1,139	-	106	1,500	142	-	-	486	157	2,316	3,882	-	9,728
Total Revenue	$ 14,687	$ 45,446	$ 15,640	$ 11,467	$ 6,653	$ 11,162	$ 3,114	$ 6,941	$ 5,486	$ 19,415	$ 8,750	$ 7,651	$ 156,411
Payroll & Production Contractor	$ 16,118	$ 19,825	$ 34,399	$ 11,198	$ 13,816	$ 25,905	$ 39,596	$ 38,062	$ 49,770	$ 18,476	$ 52,576	$ 17,924	$ 337,666
General & Administrative	1,922	1,535	5,628	7,312	5,787	5,189	1,403	4,085	6,228	11,026	15,096	3,893	69,104
Marketing/ Sales Expense	1,856	791	1,030	1,239	1,876	887	2,591	5,413	2,333	5,890	641	597	25,143
Other Overhead	2,237	15,427	6,603	3,811	7,942	13,141	10,444	12,601	8,350	10,984	14,158	13,644	119,343
Total Operating Expenses	$ 22,133	$ 37,577	$ 47,661	$ 23,560	$ 29,422	$ 45,121	$ 54,035	$ 60,162	$ 66,680	$ 46,376	$ 82,471	$ 36,058	$ 551,256
Net Income	$ (7,446)	$ 7,869	$ (32,021)	$ (12,093)	$ (22,769)	$ (33,958)	$ (50,921)	$ (53,221)	$ (61,195)	$ (26,961)	$ (73,722)	$ (28,408)	$ (394,845)

Womp, LLC.

Statement of Cash Flows

Monthly for the Year Ended 2019
(in Dollars)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY2019
Net Income	$ (7,446)	$ 7,869	$ (32,021)	$ (12,093)	$ (22,769)	$ (33,958)	$ (50,921)	$ (53,221)	$ (61,195)	$ (26,961)	$ (73,722)	$ (28,408)	$ (394,845)
(Increase)/ Decrease in A/R	2,146	(22,806)	13,218	4,150	4,839	(7,899)	2,071	4,239	792	(4,095)	3,874	720	1,251
Net Cash from Operations	$ (5,300)	$ (14,937)	$ (18,803)	$ (7,943)	$ (17,930)	$ (41,857)	$ (48,849)	$ (48,982)	$ (60,403)	$ (31,055)	$ (69,848)	$ (27,687)	$ (393,594)
Net Cash from Investing Activties	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Capital Contribution	$ 5,950	$ 1,750	$ 2,650	$ 12,100	$ 15,740	$ 49,980	$ 155,000	$ 74,442	$ -	$ 735	$ 24,037	$ 49,915	$ 392,300
Capital Distribution	(100)	(100)	(190)	(1,692)	(1,520)	(2,550)	(2,000)	-	-	-	-	(150)	(8,302)
Net Cash from Financing Activities	$ 5,850	$ 1,650	$ 2,460	$ 10,408	$ 14,220	$ 47,430	$ 153,000	$ 74,442	$ -	$ 735	$ 24,037	$ 49,765	$ 383,998
Net change in cash	$ 550	$ (13,287)	$ (16,343)	$ 2,465	$ (3,710)	$ 5,573	$ 104,151	$ 25,460	$ (60,403)	$ (30,320)	$ (45,811)	$ 22,078	$ (9,596)
Beginning Balance	37,057	37,607	24,320	7,977	10,443	6,733	12,306	116,456	141,916	81,514	51,194	5,383	37,057
Ending Balance	$ 37,607	$ 24,320	$ 7,977	$ 10,443	$ 6,733	$ 12,306	$ 116,456	$ 141,916	$ 81,514	$ 51,194	$ 5,383	$ 27,461	$ 27,461